Exhibit 3.7
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
DIGITAL ANGEL CORPORATION
Digital Angel Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
1. The name of the corporation (hereinafter called the “Corporation”) is Digital Angel Corporation.
2. At a meeting of the Board of Directors of the Corporation, resolutions were duly adopted declaring the advisability of an amendment to the Certificate of Incorporation, as follows, and providing that:
Article Three of the Certificate of Incorporation of the Corporation shall be hereby amended and restated to read as follows:
“ARTICLE THREE”
The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is Forty Million (40,000,000) shares of which Five Million (5,000,000) shares shall be preferred stock (“Preferred Stock”) having a par value of $10.00 per share and Thirty-Five Million (35,000,000) shares shall be common stock (“Common Stock”) having a par value of $.01 per share, A statement of the preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, in respect of the shares of each class is as follows:
A. Preferred Stock.
Subject to the requirements of the laws of the State of Delaware, authority is hereby vested in the Board of Directors from time to time to issue 5,000,000 shares of Preferred Stock in one or more series and by resolution or resolutions as to each series:
(a) to fix the distinctive serial designation of the shares of such series;
(b) to fix the rate per annum at which the holders of the shares of such series shall be entitled to receive dividends, the dates on which said dividends shall be payable, and, if the directors determine that the dividends with respect to said series shall be cumulative, the date or dates from which such dividends shall be cumulative;
(c) to determine whether the shares of such series shall have voting power, and, if so, the extent and definition of such voting power;
(d) to fix the price or prices at which the shares of such series may be redeemed, and to determine whether the shares of such series may be redeemed in whole or in part or only as a whole;
(e) to fix the amounts payable on the shares of such series in the event of liquidation, dissolution, or winding up of the Corporation;
(f) to determine whether or not the shares of any such series shall be made convertible into or exchangeable for shares of any other class or classes of stock of the Corporation or of any other series of Preferred Stock and the conversion price or prices, or the rate or rates of exchange at which such conversion or exchange may be made;

(g) to determine the amount of the sinking fund, purchase fund, or any analogous fund, if any, to be provided with respect to each such series; and
(h) to fix preferences and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions thereof,applicable to each such series.
B. Common Stock.
Each share of Common Stock shall be identical with each other share of Common Stock, except as the holders thereof shall otherwise expressly agree in writing. Subject to the prior rights of the Preferred Stock from time to time issued and outstanding, as hereinbefore set forth, the holders of Common Stock shall be entitled to receive such sums as the Board of Directors may from time to time declare as dividends thereon, or authorize as distributions thereon, out of any sums available to be distributed as dividends and to receive any balance remaining in case of the dissolution, liquidation or winding up of the Corporation after satisfying the prior rights of the Preferred Stock, if any be then outstanding. Each share of Common Stock shall have one vote for all corporate purposes.
On November 10, 2008 (the “Effective Date”), each share of Common Stock, par value $.01 per share (the “Old Common Stack”), issued and outstanding immediately prior to the Effective Date, shall be, and hereby is, reclassified as and changed into one-eighth (1/8) of a share of Common Stock, par value $.01 per share (the “New Common Stock”). Each outstanding stock certificate which immediately prior to the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by one-eighth (1/8) and rounding such number down to the nearest whole integer, and shares of Old Common Stock held in uncertificated form shall be treated in the same manner. The Corporation shall not be required to issue or deliver any fractional shares of New Common Stock. Each holder of such New Common Stock shall be entitled to receive for such fractional interest, and at the Effective Date any such fractional interest in such shares of New Common Stock shall be converted into the right to receive, an amount in cash, without interest, determined by multiplying (1) such fractional share interest to which the holder would otherwise be entitled by (ii) the closing sale price of the Common Stock (on a post-reverse-split basis as adjusted for the amendment effected hereby) on the Effective Date on The NASDAQ Stock Market. Shares of Common Stock that were outstanding prior to the Effective Dale and that are not outstanding after the Effective Date shall resume the status of authorized but unissued shares of Common Stock.”
Pursuant to a resolution of its Board of Directors, a meeting of stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
4. The foregoing amendment was duly adopted at such meeting of the stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware,
5. The effective date of this Certificate of Amendment to the Certificate of Incorporation shall be November 10, 2008.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Secretary as of the 31st day of October, 2008.

By:	/s/ Patricia M. Petersen
	Name:	Patricia M. Petersen
	Title:	Secretary

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